Exhibit 1

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-________)
Filings Under the Public Utility Holding Company Act of 1935 ("Act")
 __________, 1997.
   Notice is hereby given that the following  filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Central and South West Corporation, CSW Energy, Inc. and CSW International, Inc. (70-8423)

     Central and South West Corporation ("CSW"), a registered holding company, and its nonutility subsidiaries, CSW Energy, Inc. ("Energy"), and CSW International, Inc. ("CSWI"), have filed a post-effective amendment to an application-declaration (the "Application") previously filed pursuant to the Act.
         CSW and Energy received authority of the Commission by order dated November 3, 1994 (HCAR No. 26156) and a supplemental order dated September 27, 1995 (HCAR No. 26383) making effective the application-declaration in this File No. 70-8423 (collectively, the "Orders"), among other things, (i) to organize CSWI and certain other subsidiaries meeting certain specifications set forth in the application-declaration in File No. 70-8423 (the "Project Parents") to invest in Exempt Projects in an amount up to 50% of CSW's "consolidated retained earnings" as determined in accordance with Rule 53(a)(1)(ii) under the Act for such investments for which there is recourse to CSW and up to $3 billion for such investments for which there is not recourse to CSW, (ii) to fund such investments from time to time through issuances by CSW, CSWI and/or Project Parents of stock, partnership interests, promissory notes, commercial paper or other debt or equity securities and (iii) for CSW to provide guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements (collectively, the "Guarantees") concerning CSWI's or Project Parents' activities permitted under the Orders. In addition, the Orders in such file authorize CSW, directly or indirectly, to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation) to foreign electric utility enterprises that are not Exempt Projects (collectively, "Service Activities"). Such authorization expires on December 31, 1997.
         In addition to the authority under the Orders, CSW, Energy and CSWI received authority of the Commission by a Memorandum Opinion and Order Amendment Prior Orders to Modify Limitation on Use of Proceeds of Financing Transactions for Investment in Exempt Wholesale Generators and Foreign Utility Companies and Guarantees of Obligations Thereof, dated January 24, 1997 (HCAR 35-26653), in File No. 70-8809, to invest in Exempt Projects in an aggregate amount up to 100% of CSW's "consolidated retained earnings" as determined in accordance with Rule 53(a) (1) (ii) under the Act for such investments for which there is recourse to CSW, to fund such investments from time to time through issuances by CSW, CSWI and/or Project Parents of stock, partnership interests, promissory notes, commercial paper or other debt or equity securities and for CSW to provide guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements in connection therewith.
         In summary, the Applicants now seek a supplemental order of the Commission (i) to extend the authorization under the Orders until December 31, 2002, (ii) under Sections 6(a), 7 and 12(b) of the Act, and Rule 43 thereunder, that authorizes Energy and/or CSWI, in connection with proposed investments by CSW, Energy and CSWI in direct or indirect subsidiaries of Energy or CSWI organized pursuant to authority (a) under Rule 58 ("Rule 58 Companies"), each of which subsidiaries will be an energy-related company, as such term is defined in Rule 58 under the Act, or (b) under the Orders, each of which subsidiaries will engage in Service Activities outside the United States ("Foreign Service Companies"), to guaranty the securities, or performance of payment obligations under agreements, of Rule 58 Companies and Foreign Service Companies2 in an aggregate amount not to exceed $200 million, (iii) under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43, 45 and 51 thereunder that authorizes CSW, Energy and/or CSWI to acquire the securities of direct or indirect subsidiaries of CSW, Energy or CSWI that will hold the securities of Rule 58 Companies and Foreign Service Companies, (iv) under Section 13(b) of the Act, and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder, that authorizes Rule 58 Companies and Foreign Service Companies to enter into contracts or agreements for services to be rendered by Central and South West Services, Inc. or the domestic operating utility subsidiaries of CSW in accordance with the Orders, and (in accordance with Rule 83 under the Act) Foreign Service Companies seek to offer services to its affiliates that do not derive, directly or indirectly, any material part of its income from sources within the United States and (v) for such other relief as may be required under the Act. The Applicants state that, under the current limitations set forth in Rule 58 under the Act, no Foreign Service Company will become a Rule 58 Company without further Commission approval or authorization.
         The Applicants estimate the amount of fees and expenses payable in connection with the amendment is $20,000.
         The Applicants state that no state or federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transaction.
         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                       Jonathan G. Katz
                                       Secretary



              1 CSW Services International, Inc., a Delaware corporation and a wholly-owned subsidiary of CSW Energy, Inc., was organized as a Rule 58 Company. As of the date of this Amendment No. 9 (post-effective), CSW owns no interest, directly or indirectly, in a Foreign Service Company.

              2 CSW Services International, Inc., a Delaware corporation and a wholly-owned subsidiary of CSW Energy, Inc., was organized as a Rule 58 Company. As of the date of the amendment (post-effective), CSW owns no interest, directly or indirectly, in a Foreign Service Company.